Exhibit 2

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Balance Sheets

Unaudited

(expressed in U.S. dollars)

	September 30, 2005 $	December 31, 2004 $

Assets

Current assets
Cash and cash equivalents	25,982,620	40,707,328
Restricted cash (note 4)	2,000,000	2,000,000
Prepaid expenses and advances	166,855	105,066

	28,149,475	42,812,394

Loans receivable (note 5)	1,363,663	—

Property, plant and equipment - net of depreciation of $48,156 (December 31, 2004 - $24,333)	338,153	161,334

Exploration properties (note 4)	26,429,599	12,756,598

	56,280,890	55,730,326

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,412,325	1,078,661
Due to related parties (note 6)	83,876	304,099

	1,496,201	1,382,760

Shareholders’ Equity

Share capital (note 7)
Authorized Unlimited with no par value

Issued and outstanding 94,794,650 (December 31, 2004 - 94,027,320) common shares	54,255,667	52,834,440

Contributed surplus	3,159,575	1,834,155

Deficit	(2,630,553)	(321,029)

	54,784,689	54,347,566

	56,280,980	55,730,326

Commitments (note 9)

Subsequent Events (note 11)

Approved by the Board of Directors

(signed) David Lowell	Director	(signed) Charles Preble	Director

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity

Unaudited

(expressed in U.S. dollars)

	Common stock shares	Warrants and agent options	Common stock amount $	Contributed surplus $	Deficit accumulated during the exploration stage $	Total equity $
Shares issued for cash	1	—	1,187,562	—	—	1,187,562
Loss for the period	—	—	—	—	(43,741)	(43,741)

Balance - December 31, 2003	1	—	1,187,562	—	(43,741)	1,143,821

Cash call shareholder contribution	—	—	—	200,000	—	200,000
Acquisition of Peru Copper Inc.	50,299,999	—	(124,747)	65,810	—	(58,937)
Shares issued for cash	9,428,570	4,714,284	12,000,000	—	—	12,000,000
Shares issued on the Initial Public Offering (IPO) and over allotment	29,825,000	14,912,500	39,013,202	—	—	39,013,202
Over allotment of IPO	4,473,750	2,236,875	5,873,830	—	—	5,873,830
Share issuance costs	—	2,104,223	(5,115,407)	—	—	(5,115,407)
Stock-based compensation	—	—	—	1,568,345	—	1,568,345
Loss for the period	—	—	—	—	(277,288)	(277,288)

Balance - December 31, 2004	94,027,320	23,967,882	52,834,440	1,834,155	(321,029)	54,347,566

Shares issued for cash – Agent options exercised	200,000	(200,000)	280,000	—	—	280,000
Shares issued for cash – warrants exercised	567,330	(567,330)	795,864	—	—	795,864
Fair value of options exercised			117,410	(117,410)	—	—
Fair value of warrants exercised			227,953	(227,953)	—	—
Stock-based compensation	—	—	—	1,670,783	—	1,670,783
Loss for the period	—	—	—	—	(2,309,524)	(2,309,524)

Balance - September 30, 2005	94,794,650	23,200,552	54,255,667	3,159,575	(2,630,553)	54,784,689

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

Unaudited

(expressed in U.S. dollars)

	For the Three Months Ended September 30, 2005 $	For the Three Months Ended September 30, 2004 $	For the Nine Months Ended September 30, 2005 $	For the Nine Months Ended September 30, 2004 $
Interest income	243,772	29,364	656,218	40,485

Expenses
Stock-based compensation	484,756	133,176	1,296,772	194,006
Accounting and legal	213,908	33,613	702,857	56,494
Salaries and director fees	170,795	28,036	403,488	82,688
Canadian listing and filing fees	161,192	128,354	204,544	147,857
Office	52,287	23,941	113,018	25,284
Foreign exchange	(35,517)	3,091	78,328	5,002
U.S. registration	—	—	71,981	—
Travel	20,030	121,759	52,356	135,680
Shareholder information	16,409	4,818	39,120	4,818
Bank charges	609	297	1,698	897
Depreciation	679	450	1,579	900
Donations	—	4,337	—	41,337

	1,085,148	481,872	2,965,742	694,963

Loss for the period	(841,376)	(452,508)	(2,309,524)	(654,478)

Deficit - Beginning of period	(1,789,177)	(245,711)	(321,029)	(43,741)

Deficit - End of period	(2,630,553)	(698,219)	(2,630,553)	(698,219)

Loss per share - basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)

Weighted average number of shares outstanding	94,283,862	59,728,572	94,157,323	57,069,231

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

Unaudited

(expressed in U.S. dollars)

	For the Three Months Ended September 30, 2005 $	For the Three Months Ended September 30, 2004 $	For the Nine Months Ended September 30, 2005 $	For the Nine Months Ended September 30, 2004 $
Cash flows from operating activities
Loss for the period	(841,376)	(452,508)	(2,309,524)	(654,478)
Items not affecting cash
Depreciation	679	450	1,579	900
Stock-based compensation	484,756	133,176	1,296,772	194,006
Change in non-cash working capital items
Prepaid expenses and advances	200,893	(51,915)	(61,789)	(25,977)
Trade accounts payable	(1,094,361)	348,986	333,664	310,782

	(1,249,409)	(28,189)	(739,298)	(40,577)

Cash flows from financing activities
Share capital issued for cash	795,864	(27,461)	1,075,864	11,135,095
Due to related parties	(779)	60,000	(220,223)	(162,114)

	795,085	32,539	855,641	10,972,981

Cash flows from investing activities
Loans receivable	(283,663)	—	(1,363,663)	—
Purchase of property, plant and equipment	(38,300)	(18,873)	(201,320)	(151,955)
Exploration properties	(4,266,019)	(4,613,640)	(13,276,068)	(6,427,750)

	(4,587,982)	(4,632,513)	(14,841,051)	(6,579,705)

(Decrease) increase in cash and cash equivalents	(5,042,306)	(4,621,785)	(14,724,708)	4,218,509

Cash and cash equivalents - Beginning of period	31,024,926	9,056,376	40,707,328	216,082

Cash and cash equivalents - End of period	25,982,620	4,434,591	25,982,620	4,434,591

Non-cash investing and financing activities
Shares issued for acquisition of Peru Copper Syndicate Ltd.	—	—	—	(124,747)

Exploration properties - Stock-based compensation	137,868	—	374,011	—

Exploration properties - Depreciation	5,352	—	22,922

The accompanying notes form an integral part of these consolidated financial statements.

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

1	Operations

Peru Copper Inc. (the “Company” or “PCI”) was incorporated on February 24, 2004 in Canada under the Canada Business Corporations Act.

The Company is engaged in the acquisition and exploration of potentially mineable deposits of copper in Peru. The Company through its subsidiary, Minera Peru Copper S.A. has an option to acquire certain mining concessions within the Morococha mining district in Peru.

As at September 30, 2005, the Company has no properties under development.

Reverse takeover accounting

On April 30, 2004, the Company acquired all of the issued and outstanding shares of Peru Copper Syndicate Ltd. (“PCS”) by issuing 46,999,999 common shares and 3,000,000 notes to the shareholders of PCS. In October 2004, each note was converted into 1.1 common shares of the Company.

Since the shareholders of PCS acquired in excess of 50% of the outstanding common shares of PCI, the acquisition has been accounted for as a reverse takeover with the shareholders of PCS being identified as the acquirer for accounting purposes. Accordingly:

•	The transaction shares were recorded at the fair value of the net assets of PCI, which has been determined to be the net book value of PCI.

•	The consolidated financial statements of the combined entity are issued under the name of the legal parent, being PCI, but are a continuation of the historical financial statements of PCS.

•	PCS is deemed to be the acquirer for accounting purposes and, as such, its assets and liabilities will be included in the consolidated financial statements of the combined entity at their historical carrying values.

•	The accumulated deficit of PCI as at April 30, 2004 has been eliminated.

•	The capital structure of the Company is that of PCI, but the dollar amount of the issued share capital in the consolidated balance sheet immediately prior to the acquisition is that of PCS, plus the value of shares issued by PCI to acquire PCS, plus any share issued by the Company subsequent to the transaction.

(1)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

2	Significant accounting policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, with the following exception:

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 December 2004.

Basis of presentation

These interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries Peru Copper Syndicate Ltd. and Minera Peru Copper S.A.

3	Financial instruments

The carrying values of cash and cash equivalents, prepaid expenses and advances, loans receivable, amounts due to related parties, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of the instruments.

The loans receivable have been recently acquired and as such, its carrying value is equal to its fair value.

(2)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

4	Exploration properties – Toromocho Project

	September 30, 2005 $	December 31, 2004 $
Balance - Beginning of period	12,756,598	1,206,428

Costs for the period:

Drilling	5,762,454	5,201,890
Salaries and consulting	2,271,988	1,245,847
Supplies and general	1,644,707	1,468,659
Royalty advance	1,000,000	—
Value added tax	1,417,196	1,160,117
Assay sampling and testing	738,488	722,996
Acquisition and lease	352,827	665,852
Stock-based compensation	374,011	—
Travel	88,408	63,467
Depreciation	22,922	21,342
Social fund contribution	—	1,000,000

Costs for the period	13,673,001	11,550,170

Balance - End of period	26,429,599	12,756,598

On June 10, 2003, the Company signed the Toromocho Option Agreement with Empresa Minera del Centro-del Peru S.A. (“Centromin”). Under this agreement, the Company has an option to acquire the mining concessions referred to as the Toromocho Project. This option has a duration of one year, with four renewable annual periods.

On June 10, 2005, the option was renewed for an additional year, and can be renewed for two additional annual periods.

Under the terms of the contract, the Company was required to invest in the project not less than $3,000,000 (completed) in the first two contract years. The commitments under the option agreement are as follows:

•	$3,000,000 in each of the third, fourth and fifth year.(completed)

Through June 10, 2005 the Company completed $14.3 million of qualified expenditures under the option agreement, meeting its $12 million of expenditure obligations under the option contract.

(3)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

Each year during the option exercise period, the Company must provide a letter of credit to Centromin in an amount equal to the minimum required expenditures for the following year reduced by certain amounts previously paid. The Company has provided a letter of credit in the amount of $2,000,000 in favour of Centromin in connection with the extension of the term of the option exercise period for a third year from June 11, 2005 to September 27, 2006. This letter of credit will be reduced to $1,000,000 as the Company has met its expenditure obligations under the Toromocho Option Agreement for the current option year.

Restricted cash of $2,000,000 has been provided as security for the letter of credit.

Under an addendum to the Toromocho Option Agreement, the Company contributed $1,000,000 to a fund to improve the economic and social situation in the area influenced by the Toromocho Project. The Company paid a second payment of $1,000,000 in September 2005, which is an advance against royalties.

In 2004, the Company acquired partial interests in ten concessions located near the Toromocho concessions. The Company has had legal challenges to four of these concessions. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.

5	Loans Receivable

On May 9, 2005, the Company entered into purchase agreements whereby it can acquire up to $9.6 million of loans receivable from various lender institutions in Peru for payments totalling $3.1 million. As of September 30, 2005, the Company has paid or accrued $1.3 million relating to the acquisition of these loans. The majority of the remaining payments of $1.7 million are contingent upon certain judicial and bankruptcy proceedings in Peru. The borrower of the purchased loans owns mining concessions and surface rights adjacent to the Toromocho Project.

Subsequent to the acquisition of the loans, the Company filed an application to place the borrower into bankruptcy proceedings. On August 4, 2005, the bankruptcy agency ruled against the Company’s application. The Company has appealed the ruling and believes the ruling will be overturned. Additionally, on August 10, 2005, the borrower has filed an injunction against the Company from acquiring additional loans, in which it is seeking damages of $15.0 million. The Company believes that these claims made by the borrower are without merit and has filed an appeal to the injunction.

$1.0 million of the loans receivable acquired are secured by certain mining concessions in Peru. In February 2005 a court approved the foreclosure of the mortgage. However the borrower has appealed the decision. The Company intends to pursue enforcement of the foreclosure.

Included in the loans receivable is $63,663 in legal fees paid to acquire the loans.

(4)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

6	Related party transactions

a)	One of the shareholders of the Company provided the collateral for the letter of credit issued to comply with the guarantee required under the option contract (note 4). As consideration for providing the collateral, the Company paid to the shareholder a fee of 12% per annum on the amount guaranteed. The guarantee by the shareholder was removed in October 2004. The total amount paid and accrued in the nine months ended September 30, 2005 was $Nil (September 30, 2004 - $180,000)

b)	During the nine months ended September 30, 2005, the Company received consulting services from certain principal directors or companies controlled by a director in the amount of $166,239 (September 30, 2004 - $70,000). Of this amount $Nil is included in due to related parties as at September 30, 2005.

c)	The amounts payable to related parties are due to directors and officers of the Company. The amounts are non-interest bearing, due on demand and unsecured.

7	Share capital

The share capital of the Company is composed of an unlimited number of common and preferred shares. As at September 30, 2005, no preferred shares are issued and outstanding.

On April 30, 2004, the shareholders of PCS exchanged all of their common shares of PCS for 46,999,999 common shares and 3,000,000 notes of the Company. Upon completion of the share exchange, PCS became a wholly owned subsidiary of the Company. The notes were then sold by certain shareholders pursuant to a secondary common share offering of the Company. Each note was converted without payment of additional consideration into 1.1 common shares of the Company on October 6, 2004.

On March 18, 2004, the Company issued and sold an aggregate of 8,571,429 units in a private placement for proceeds of $12,000,000. Each unit consisted of one note and one-half of one special warrant. In October 2004, each note was converted, without payment of additional consideration, into 1.1 common shares of the Company and each whole special warrant was exercised, without payment of additional consideration, into 1.1 warrants of the Company. Each whole warrant will entitle the holder thereof to acquire one common share at $2.00 per share on or before March 18, 2006.

On October 6, 2004, the Company completed its Initial Public Offering (“IPO”) of 29,825,000 units at Canadian (“C”) $1.65 per unit for aggregate gross proceeds of C$49,211,250 ($39,013,202). Each unit consisted of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $2.00 per share on or before March 18, 2006. On October 20, 2004, the Company sold an additional 4,473,750 units at C$1.65 per unit for aggregate proceeds of C$7,381,687 ($5,873,830) to cover the underwriters’ over-allotment option.

During the current period, 567,330 Broker Warrant options were exercised for $795,864.

(5)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

Share purchase options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from the date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option must be determined in accordance with the share purchase option plan. The board of directors must determine the vesting period in accordance with the share purchase option plan. Details of the plan are as follows:

	Number of options	Weighted average exercise price (in C$)	Expiry
Options outstanding at December 31, 2003	—	—	—

Year ended December 31, 2004
Granted	6,022,100	1.70	2009
Cancelled	(100,000)	1.65	2009

Options outstanding at December 31, 2004	5,922,100	1.70

Nine months ended September 30, 2005
Granted	1,950,400	1.53	2010
Cancelled	(355,200)	1.69	2009

Options outstanding at September 30, 2005	7,517,300	1.65	2009

Exercisable at September 30, 2005	1,732,680	1.65	2009

The following table summarizes information about stock options outstanding to directors, officers, employees and consultants at September 30, 2005:

Expiry date	Exercise price $		Number outstanding	Number exercisable
February 24, 2009	US$	1.40	1,020,000	612,000
June 29, 2009	US$	1.40	405,000	162,000
October 6, 2009	C$	1.65	3,593,400	718,680
November 24, 2009	C$	1.56	600,000	120,000
February 8, 2010	C$	1.26	300,000	120,000
May 5, 2010	C$	1.58	1,598,900	—

			7,517,300	1,732,680

(6)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

On February 24, 2004, the Company issued 1,020,000 share purchase options to directors and officers of the Company with an exercise price of $1.40 and expiring on February 24, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 24, 2004 and the last one on August 24, 2006. The Company estimated the fair value of these options to be $903,031.

On June 29, 2004, the Company issued 480,000 share purchase options to directors, officers and employees of the Company with an exercise price of $1.40 and expiring on June 29, 2009. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on December 29, 2004 and the last one on December 29, 2006. The Company estimated the fair value of these options to be $428,725. Of these options, 75,000 have been cancelled.

On June 29, 2004, the Company issued 3,822,100 share purchase options to directors, officers, employees and consultants of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $3,195,091. Of these options, 228,700 have been cancelled.

On September 20, 2004, the Company issued 100,000 share purchase options to a consultant of the Company with an exercise price equal to the IPO price of C$1.65. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on April 6, 2005. All of these options will expire on October 6, 2009. The Company estimated the fair value of these options to be $83,595. These options have been cancelled.

On November 24, 2004, the Company issued 600,000 share purchase options to two directors of the Company with an exercise price of C$1.56. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on May 24, 2005. All of these options will expire on November 24, 2009. The Company estimated the fair value of these options to be $499,816.

On February 8, 2005, the Company issued 300,000 share purchase options to a director of the Company with an exercise price equal of C$1.26. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on August 8, 2005. All of these options will expire on February 8, 2010. The Company estimated the fair value of these options to be $190,615.

On March 30, 2005, the Company issued 50,000 share purchase options to an employee of the Company with an exercise price of C$1.55. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on September 30, 2005. All of these options will expire on March 30, 2010. The Company estimated the fair value of these options to be $40,598. These options have been cancelled

On May 5, 2005, the Company issued 1,600,400 share purchase options to an employee, consultants and directors of the Company with an exercise price of C$1.58. These share purchase options vest in tranches of 20% every six months with the first tranch vesting on November 5, 2005. All of these options will expire on May 5, 2010. The Company estimated the fair value of these options to be $1,286,277. Of these options, 1,500 have been cancelled.

(7)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

The fair values of the options granted during the nine months ended September 30, 2005 were estimated using the Black-Scholes options pricing method with the following assumptions:

Risk-free interest rate	3.53% - 3.74%
Expected dividend yield	—
Expected stock price volatility	75%
Expected option life in years	5

A stock-based compensation expense will be recorded over the vesting period of the share purchase options granted. During the nine months ended September 30, 2005, a compensation expense of $1,048,158 was recorded. Of this amount $812,016 was expensed in the period and $236,143 was capitalized to exploration properties.

Share purchase warrants and agent options

As at September 30, 2005, the following share purchase warrants and agent options were outstanding:

	Number	Price per share $		Expiry date
Warrants	21,863,659		2.00	March 18, 2006
Agent options	189,286		1.40	March 18, 2007
Broker warrants	1,147,607	C$	1.65	October 6, 2005

	23,200,552

(8)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

On March 18, 2004, the Company issued 389,286 share purchase warrants to the Company’s Agent on its unit private placement. On October 6, 2004 each warrant was automatically exercised, without payment of additional consideration, into 389,286 share purchase options upon completion of the IPO. Each option entitles the holder to acquire one common share of the Company at $1.40 on or before March 18, 2007. These share purchase options vested immediately upon completion of the IPO. The Company estimated the fair value of these options to be $228,532. In addition the Company issued 1,714,937 broker warrants to the Company’s underwriters on its IPO. Each warrant entitles the holder to acquire one common share of the Company at C$1.65 on or before October 6, 2005. The Company estimated the fair value of these warrants to be $689,037.

8	Income taxes

As of December 31, 2004, the Company has incurred non-capital losses for Canadian tax purposes of approximately $370,000, which may be carried forward and used to reduce taxable income. These losses expire as follows:

$
2014	370,000

The potential future tax benefits of these losses amounting to approximately $133,200 have been reduced to nil by a valuation allowance.

There are no significant unrecognized income tax assets or temporary differences in the Company’s subsidiaries.

9	Commitments

The employment agreement for the Company’s CEO provides for a base salary of $144,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CEO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

The employment agreement for the Company’s CFO provides for a base salary of $141,000 per annum, to be reviewed annually, plus bonus and benefits as determined, from time to time, by the board of directors and the compensation committee, respectively, as applicable. The CFO is entitled to a severance of 36 months’ base salary to be paid on termination of employment without cause.

Mineral property commitments as described in note 4 and note 5.

(9)

Peru Copper Inc.

(an exploration stage company)

Notes to Consolidated Financial Statements

September 30, 2005

Unaudited

(expressed in U.S. dollars)

10	Segmented information

The Company has one operating segment, which is mineral exploration. Assets by geographic segment are as follows:

	September 30, 2005 $	December 31, 2004 $
Canada	25,421,771	42,324,336
Peru	30,859,119	13,405,990

	56,280,890	55,730,326

All of the Company’s interest income is earned in Canada and all of its administrative expenses are incurred on behalf of its operations in Canada.

11	Subsequent events

Subsequent to September 30, 2005, 1,146,226 broker warrants were exercised into common shares for cash proceeds of C$1,891,273.

(10)